

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
Eddie M. LeBlanc III
Executive Vice President and Chief Financial Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: **SandRidge Energy, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Fiscal Quarter ended March 31, 2013
Filed May 8, 2013
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2013
File No. 001-33784

Dear Mr. LeBlanc:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 1

Business Segments and Primary Operations, page 4

West Texas Overthrust, page 6

1. Please revise your disclosure to discuss and quantify (i) the annual amount of natural gas that you would be required to deliver to meet the carbon dioxide delivery requirement, (ii) the annual carbon dioxide delivery requirement, and (iii) the liquidated damages per

      1,000 standard cubic feet of carbon dioxide not delivered. Alternatively, provide the information necessary to understand the potential impact to earnings and liquidity if it is reasonably possible that you will be unable to meet your long-term contractual obligations under the treating agreement. Please also disclose the relationship between the natural gas input and carbon dioxide output, and the methodology that liquidation damages are calculated to comply with Item 1207 of Regulation S-K.

Reserve Quantities, PV-10 and Standardized Measure, page 10

2.   You state "the Company estimates that approximately 80% of its current proved undeveloped reserves will be developed by the end of 2014 and all of its current proved undeveloped reserves will be developed by the end of 2016." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us if any of your proved undeveloped volumes disclosed as of December 31, 2012 will take more than five years since initial disclosure to develop.

3.   The footnote to the reserves disclosure on pages 10 and F-65 states that prior to 2012, NGLs did not comprise a significant portion of total proved reserves and were included with oil reserves. Please tell us the net quantities of NGLs for 2011 and 2010 and explain how you have determined disclosure of these quantities was not warranted per the requirements set forth in FASB ASC 932-235-50-4.

Proved Undeveloped Reserves, page 12

4.   Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." It appears you have disclosed only the PUD volumes that you converted to proved developed status. Please expand your disclosure to provide a reconciliation of the material changes in the net quantities of your proved undeveloped reserves due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.

Production and Price History, page 14

5.   Your disclosure of the production and average sales price on page 14 and elsewhere in this Form 10-K excludes separate disclosure of information relating to natural gas liquids. As Items 1204(a) and 1204(b)(1) of Regulation S-K require separate disclosure by final product sold or produced, please advise or revise your disclosure to provide separate disclosure relating to natural gas liquids.

Developed and Undeveloped Acreage, page 15

6.   We note from the disclosure on page 15 that a significant percentage of the Company's net undeveloped acreage will expire in 2013 and 2014. Please tell us the net amounts by product of your December 31, 2012 proved undeveloped oil and gas reserves assigned to locations on acreage scheduled to expire in 2013 and in 2014. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

Risk Factors

"Unless the Company replaces its oil and natural gas reserves…," page 35

7.   Please expand this risk factor to discuss the impact of the February 2013 sale of the Permian Basin properties.

"The Company's development and exploration operations require substantial capital…," page 37

8.   Please provide context for this risk factor by quantifying the amount of your capital expenditures in the recent past financed from asset sales and sales of equity and debt, as compared to those capital expenditures financed from cash generated from operations. Similarly, quantify the amount of capital expenditure that the Company "expects" to finance from asset sales and other financing arrangements and sales of equity and debt, as compared to those capital expenditures expected to be financed from cash generated from operations.

Management's Discussion and Analysis, page 61

Results by Segment, page 62

9.   We see that you have disclosed on page 64 average prices related to your oil and natural gas production reflecting the impact of derivative contract settlements. Tell us the extent to which the derivatives utilized in computing these measures included instruments that entailed some cost (e.g. premiums) to acquire, or instruments that reflected terms or provisions that were effected by amendment for cost prior to or in conjunction with settlement; please quantify the effects of any such cost recovery on the average prices that you have disclosed.

Liquidity and Capital Resources, page 73

10.   We note that you depend on funding commitments from third parties for drilling carries to fund your capital expenditures. Please quantify the amount you receive from these

third parties. Additionally, please discuss whether you expect these amounts to remain stable in the near future or, if not, why and to what extent these amounts could fluctuate.

Contractual Obligations and Off-Balance Sheet Arrangements, page 78

11. Notwithstanding your textual disclosure at the bottom of page 78, tell us why you have not included your development agreements with the Mississippian Trust I, Permian Trust and Mississippian Trust II, and your treating agreement, in your tabular presentation of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K. Please also expand your disclosure to clarify the extent to which your table of contractual obligations includes amounts under these agreements.

12. Please quantify the payments that would be required under your CO_2 supply arrangement if you are unable to deliver natural gas for processing and describe the factors that are reasonably likely to impact this obligation.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Natural Gas Balancing, page F-13

13. We note that you account for your two construction contracts under the completed-contract method of accounting, although you record contract gains or losses as development costs within oil and natural gas properties, as part of the full cost pool. We understand from your disclosures on pages F-34 and F-42 that these contracts pertain to the Century Plant and associated compression and pipeline facilities that you constructed for Occidental Petroleum Corporation during 2012 in exchange for $796.3 million and an agreement to either provide specific quantities of CO_2 over a thirty-year period by supplying natural gas for processing, or to provide financial compensation in the event you unable to deliver natural gas for processing. Please address the following points:

- Please explain how you determined it was appropriate to record contract losses amounting to $180 million as additions to the full cost pool rather than to expense these amounts as would ordinarily be required to comply with FASB ASC 605-35-25-45. Please clarify the nature and extent of any ownership interest in the facilities you have retained. It should be clear how you determined that contract losses had the characteristics of assets, were properly accounted for under the full cost method apart from the revenues and other expenses incurred in completing the contract, and why you believe incurring costs to perform under the contract are properly considered to have been undertaken for your own account, as would generally be anticipated under Rule 4-10(c)(2) of Regulation S-X.

- Submit the analysis that you performed in determining that you were unable to make reasonably dependable estimates in selecting the completed contract method of accounting for these construction contracts, rather than the percentage of completion method, based on the criteria in FASB ASC 605-35-25-56 through 66. Given that you received payment for construction according to the percentage of completion, also explain your perspective on the financial reporting implications of applying your method in comparison to the percentage of completion method.

- Since your agreement to provide 3,200 Bcf of CO_2 to Occidental Petroleum Corporation was entered into in conjunction with these two construction contracts, it is unclear why you have neither disclosed nor recognized a liability for the value of the CO_2 that you must provide as part of your contract accounting. Tell us how the value of the CO_2 compares to the payments required if you do not deliver natural gas for processing, and explain your reasons for deferring recognition.

14. We note your disclosure on page F-13 indicating that you recognize revenues and expenses under day work and footage drilling contracts as services are performed and that fees received for mobilization and the costs of mobilization are recognized "...over the term of the related drilling contract." Although it appears your approach generally corresponds to the percentage of completion method, we would like to understand how your accounting differs when the terms of your drilling contracts do not correspond precisely with the time spent drilling.

   Please identify any instances in which the contract dates utilized in defining the terms relied upon as a basis for recognizing mobilization fees preceded or extended beyond the dates that drilling services were actually provided for each year covered by your report, describe the extent to which those periods did not coincide, and quantify where applicable the difference that would arise if recognition were more precisely aligned with contract performance. Tell us the manner by which you have reviewed and confirmed through observation or inspection the acceptability of the input or output measures utilized to determine the percentage of completion in accordance with FASB ASC 605-35-25-78.

15. We note your disclosure on page 67, under Drilling and Oil Field Services Segment, stating that you record revenues related to services performed for third-parties, including third-party working interests in wells that you operate. Tell us how you determined that your accounting does not conflict with the guidance in Rule 4-10(c)(6)(iv)(C) of Regulation S-X, stating that "no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate."

Note 7 - Property, Plant and Equipment, page F-32

16.   We note from the Form 8-K that you filed on May 8, 2013, Note 2(c), that you estimate
        you would have "incurred an impairment from full cost ceiling limitations of
        approximately $102.6 million" during the first quarter of 2013, although you provided no
        adjustment because this is not recurring. Please clarify the basis for this disclosure and
        explain why a full cost ceiling write-down was not recorded in historical financial
        statements for this period.

Note 14 - Derivatives, page F-37

17.   We note that you have disaggregated your measures of gain and loss on derivatives into
        measures described as "realized" and "unrealized" in the table on page F-39, although
        your accompanying narrative indicates you are presenting "cash settlements and
        valuation gain and loss." Tell us how you determined the realized and unrealized gains
        and losses so that we may understand how your method complies with FASB ASC 815-
        10-35-2. For example, if realized gains do not reflect only the change in fair value during
        the period of settlement, identify the specific elements reflected in each measure (e.g.
        premiums paid, change in fair value from period-to-period, and settlement
        proceeds/payments).

        Given that you have a similar presentation on page 66, with realized gain or loss
        attributed to early settlements, amended contracts, and settlements at maturity, please also
        explain your rationale for differentiating these categories in your presentation and
        describe any corresponding accounting distinctions.   Please also explain the inconsistent
        labeling of these amounts in your disclosures and how the measures would be properly
        regarded as valuation gain and loss.

18.   Tell us why you have identified realized loss on amended derivative contracts in the
        amount of $117 million as a positive adjustment in your 2012 reconciliation of net
        income to operating cash flows on page F-8.

Note 25 Supplemental Information on Oil and Natural Gas Producing Activities, page F-62

Oil and Natural Gas Reserve Quantities (Unaudited), page F-63

19.   Please refer to the requirements set forth in FASB ASC 932-235-50-5. Revise the
        disclosure on page F-64 relating to the 2010, 2011 and 2012 revisions of previous
        estimates to provide the net quantities associated with a change in economic factors
        separately from the changes resulting from new information obtained from development
        drilling and well performance.

Form 10-Q for the Fiscal Quarter ended March 31, 2013

Note 2 - Acquisitions and Divestitures, page 10

2013 Divestitures, page 13

20.   We note from the Form 8-K that you filed on March 1, 2013 that you sold assets in the Permian Basin which were held by SandRidge Exploration and Production LLC, an entity that you have identified in disclosure and Exhibit 21 to your annual report as a wholly-owned subsidiary. Please explain how you computed the loss allocated to the noncontrolling interest mentioned under this heading, and explain how you have properly identified SandRidge Exploration and Production LLC as a wholly-owned subsidiary with a minority interest.

21.   We note that you allocated net book value to the Permian Properties based on the relative fair value of proved reserves associated with these properties and the oil and natural gas properties that you retained. Please explain to us why you did not allocate capitalized costs under the same methodology as used to compute amortization, pursuant to the guidance in Rule 4-10(c)(6)(i) of Regulation S-X. In this regard, please describe the "substantial economic differences" that you identified as the basis for your accounting with details sufficient to understand why you regard these differences as substantial. Please also tell us how the loss you recorded compares to the loss or gain that you would have recorded had you allocated costs using the amortization methodology.

Liquidity and Capital Resources, page 55

22.   Please expand to explain the reason the Company's 2013 budget for capital expenditures was revised in May 2013 to approximately $1.45 billion, from the previous budget of $1.75 billion. Similarly, please expand the disclosure of Capital Expenditures on page 58 to discuss the factors underlying the decrease in capital expenditures from $580 million in the first quarter of 2012, to $394 million in the first quarter of 2013.

Definitive Proxy Statement on Schedule 14A Filed May 29, 2013

Disclosure Related to Summary Compensation Table and Grants of Plan-Based Awards Table, page 33

Employment Agreement of Tom L. Ward, page 33

23.   Please revise to disclose the activities that Mr. Ward is prohibited from engaging in, as set forth in Section 3 of his employment agreement. Please also expand to discuss in better detail the non-competition provision set forth in Mr. Ward's employment agreement in the event his employment is terminated.

Website Presentations

Non-GAAP Financial Reconciliations

24.   We note that you have identified in your general discussion of non-GAAP measures, operating cash flow as a non-GAAP measure. However, as this label is a GAAP term that is synonymous with cash flows with operations, terms that you have utilized interchangeably in your annual report, you should discontinue using this label for your non-GAAP measures and instead utilize a label that is clearly distinct and representationally faithful.

Non-GAAP Measures - Fourth Quarter/Year End 2012

25.   Tell us whether the commodity derivative related adjustments made in computing your non-GAAP measures of Adjusted EBITDA are intended to reflect only cash settlements of your commodity derivatives. Please submit a schedule showing the extent to which these adjustments do not result in a settlement measure that correlates precisely with the cumulative gain or loss recognized in accounting for your commodity derivatives at fair value since acquired.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters, John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments on engineering matters, and Paul V. Monsour, Staff Attorney, at (202) 551-3360 or Anne N. Parker, Branch Chief, at (202) 551-3611 if you have questions regarding comments on the other matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director